	National Union Fire Insurance Company of Pittsburgh, Pa.
		A capital stock company

POLICY NUMBER: 01-475-79-14	REPLACEMENT OF POLICY NUMBER: 01-486-35-79

	INVESTMENT COMPANY BLANKET BOND

	DECLARATIONS:

ITEM 1.	Name of Insured (herein called Insured): THE DREYFUS FUND INCORPORATED ET AL

	Principal Address:	200 PARK AVE
	NEW YORK, NY 10166

ITEM 2. Bond Period: from 12:01 a.m. January 31, 2011		to January 31, 2012
	the effective date of the termination or cancellation of this bond, standard time at
	the Principal Address as to each of said dates.

ITEM 3. Limit of Liability - Subject to Sections 9, 10 and 1 2 hereof,

		Single Loss	Single Loss
		Limit of Liability Deductible

	Insuring Agreement A (Fidelity)-	$15,000,000	$50,000
	Insuring Agreement B (Audit Expense)-	$250,000	$5,000
	Insuring Agreement C (On Premises)-	$15,000,000	$50,000
	Insuring Agreement D (In Transit)-	$15,000,000	$50,000
	Insuring Agreement E (Forgery or Alteration)-	$15,000,000	$50,000
	Insuring Agreement F (Securities)-	$15,000,000	$50,000
	Insuring Agreement G (Counterfeit Currency)-	$15,000,000	$50,000
	Insuring Agreement H (Stop Payment)-	$200,000	$25,000
	Insuring Agreement I (Uncollectible Items of Deposit)- $1,000,000		$25,000
	Additional Coverages:
	Computer Systems	$15,000,000	$50,000
	Extended Computer Systems	$15,000,000	$50,000
	Automated Phone System	$15,000,000	$50,000
	Telefacimele Transfer Fraud	$15,000,000	$50,000
	Destruction of Data by Hacker	$15,000,000	$50,000

If "Not Covered" is inserted above opposite any specified Insuring

     Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

ITEM 5. The liability of the Underwriter is subject to the terms of the following riders attached thereto: Endorsement #1,#2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16, #17, #18, #19, #20, #21#22,#23,#24,#25,#26, #27, #28, #29, #30, #31, #32, #33, #34, #35, #36, #37

ITEM 6. The Insured by the acceptance of this bond gives to the

     Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 01-486-35-79 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM: $65,445

IN WITNESS WHEREOF, the Insurer has caused this policy to be signed on the Declarations by its President, a Secretary and its duly authorized representative .

MARSH USA, INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

CHARTIS

National Union Fire Insurance Company of Pittsburgh, Pa.®

A capital stock company

IN VESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or

(b) forged as to the signature of any maker, drawer, issuer, endorser,

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada, or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or employees, and
(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and
(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and
(4) guest students pursuing their studies or duties in any of the Insured's offices, and
(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and
(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and
(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and
(8) those persons so designated in Section 15, Central Handling of Securities, and
(9) any officer, partner or Employee of
   a) an investment advisor,
   b) an underwriter (distributor),
   c) a transfer agent or shareholder accounting record-keeper, or
   d) an administrator authorized by written agreement to keep financial and/or other required records,

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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bond, excepting, however, the last paragraph of Section 13.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS - NOTICE - PROOF-LEGAL PROCEEDINGS

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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loss, and

shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84)

11

© All rights reserved.

     owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and (C) the total number of outstanding voting securities.

     As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

     Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

     Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

     This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriters Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Comm is s ion, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

ENDORSEMENT# 1

This endorsement, effective 12.01 AM January 31, 2011 forms a part of policy number 01-475-79-14
issuedto THEDREYFUSFUNDINCORPORATEDETAL

by NationalUnionFireInsuranceCompanyofPittsburgh,Pa.

NEW YORK STATUTORY RIDER/ENDORSEMENT

It is agreed that:

1	.	The Section 1 3 entitled "Termination ' of this bond/policy is amended by adding:

2	.	Cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

If the bond/policy has been in effect for 60 days or less, it may be cancelled by the
Underwriter/Company for any reason. Such cancelation shall be effective 20 days after the Underwriter/Company mails a notice of cancel ation to the first-named insured at the mailing address shown in the bond/policy. However, if the bond/policy has been in effect for more than 60 days or is a renewal, then cancellation must be based on one of the following grounds:

		(A)	non-payment of premium;

		(B)	conviction of a crime arising out of acts increasing the hazard insured against;

		(C)	discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of claim thereunder;

		(D)	after issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond/policy period;

		(E)	material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

		(F)	the cancellation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the insurer would jeopardize that insurer's solvency or be hazardous to the interests of the insureds, the insurer's creditors or the public;

ENDORSEMENT# 1	(Continued)

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

		(G)	a determination by the superintendent that the continuation of the bond/policy would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.

		(H)	where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:

(i) a notice of cancelation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the
Insurance Department of the State of New York of the ground for cancelation is desired, and

(ii) notice of cancelation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York.
Cancelation based on one of the above grounds shall be effective 1 5 days after the notice of cancellation is mailed or delivered to the named insured, at the address shown on the bond/policy, and to its authorized agent or broker.

3	.	If the Underwriter/Company elects not to replace a bond/policy at the termination of the bond/policy period, it shall notify the insured not more than 1 20 days nor less than 60 days before termination. If such notice is given late, the bond/policy shall continue in effect for 60 days after such notice is given. The Aggregate Limit of
Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the insured and its broker or agent.

4	.	If the Underwriter/Company elects to replace the bond/policy, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond/policy shall
		be in effect	with the same terms, conditions and rates as the terminated
bond/policy for 60 days after such notice is given.

ENDORSEMENT# 1	(Continued)

This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh. Pa.

5	.	The Underwriter/Company may elect to simply notify the insured that the bond/policy will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter/Company will inform the insured that a second notice will be sent at a later date specifying the Underwriter's/Company's exact intention. The Underwriter shall inform the insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond/policy until the expiration date of the bond/policy or 60 days after the second notice is mailed or delivered, whichever is later.

ENDORSEMENT# 2
This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
VOICE INITIATED TRANSFER FRAUD, amended

It is agreed that:

1	.	The attached bond is amended by adding an Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds or other Property from a Customer's or Insured's account through a Computer
System covered under the terms of the Computer System Fraud Insuring
Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer;

(2) an individual person who is a Customer of the Insured; or

(3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions,

but the voice instruction was not from a person described in (1), (2), or (3) above, provided that

(I) in order for coverage to apply under this Insuring Agreement, Voice
Initiated Transfer must be received and processed in accordance with the Insured's designated procedures. However, the isolated failure of the Insured to maintain and follow its designated procedures in a particular instance will not preclude coverage under this Insuring
Agreement. Provided that the Insured is able to demonstrate that the procedures were being followed immediately before and after the occurrence.

ENDORSEMENT# 2	(Continued)

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh. Pa.

authorized to initiate such.

		(B)	Funds means Money on deposit in an account.

2	.		In addition to the Conditions and Limitations in the bond and Computer Systems
Fraud Insuring Agreement rider, the following provisions are applicable to the Voice
Initiated Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

3	.		Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ENDORSEMENT# 3
This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
TELEFACSIMILE TRANSFER FRAUD, amended

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement J as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1) purports and reasonably appears to have originated from

(a) a Customer of the Insured,

(b) another financial institution, or

(c) another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears and

In order for coverage to apply under this Insuring Agreement, Telefacsimile
Transfer must be received and processed in accordance with the Insured's designated procedures. However, the isolated failure of the Insured to maintain and follow its designated procedures in a particular instance will not preclude coverage under this Insuring Agreement. Provided, however, that the Insured is able to demonstrate that said procedures were implemented and being followed both before and after the occurrence.

2. In addition to the Conditions and Limitations in the bond and Computer Systems
Fraud Insuring Agreement rider, the following provisions are applicable to the
Telefacsimile Transfer Fraud Insuring Agreement:

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

ENDORSEMENT# 3	(Continued)

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

3	.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ENDORSEMENT# 4

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM
(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1	.	Email Reporting of Claims: In addition to the postal address set forth for any Notice of
Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

c- claim@chartisinsurance.com

Your email must reference the policy number for this policy. The date of the
Insurer's receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the
Insurer by mailing such notice to: Chartis, Financial Lines Claims, P.O. Box 25947,
Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2	.	Dellnitions: For this endorsement only, the following definitions shall apply:

(a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3	.	This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage
Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 5
This endorsement, effective 12.01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh. Pa.
AUTOMATED TELEPHONE TRANSACTIONS (AMENDED)- delete manifest

It is agreed that this Bond is amended as follows:

1	.	By adding the following INSURING AGREEMENT:

AUTOMATED PHONE SYSTEM

Loss resulting directly from the Insured having transferred funds on the faith of any
Automated Phone System (APS) Transaction, where the request for such APS
Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the INSURED shall maintain and follow all APS Designated Procedures with respect to APS
Transactions. The isolated failure of the INSURED to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this INSURING CLAUSE subject to the exclusions herein and in the
Bond.

2	.	By adding to the DEFINITIONS SECTION, the following:

Automated Phone System or APS means an automated system which receives and converts to executable instructions transmissions over the telephone through use of a touch-tone keypad or other tone system or voice recognition system; and always excluding transmissions from a computer system or part thereof.

APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

APS Purchase means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

APS Redemption means any redemption of shares issued by an Investment

     Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system.

APS Election means any election concerning various account features available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system . These features include account statements. auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options. dividend sweep. telephone balance consent and change of address.

ENDORSEMENT# 5	(Continued)

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number O1475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

APS Exchange means any exchange of shares in a registered account of one Fund into shares in an account with the same tax identification number and same ownership
-type code of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an Individual caller through use of a telephone keypad or voice recognition system.

APS Designated Procedures means all of the following procedures:

(1) Election in Application No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected to permit Telephone Redemptions.

(2) Logging: All APS Purchases, Redemptions or Exchanges shall be logged or otherwise recorded and the records shall be retained for at least six (6) months.

(a) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The caller in any request for an APS Transaction, must first input his/her account number, the last four digits of his/her social security number, and finally, his/her personal identification number ("PIN"). It is proposed that in addition to this procedure, a customer may:

(1) Begin by saying or pressing his/her account number, then say or press his/her PIN, or

(2) Begin by saying or pressing his/her social security number, then say or press his/her PIN and lastly, say name of fund or account number (or press account number).

(3) Limited attempts to Enter PIN: If the caller fails to enter a correct PIN within
(3) three attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

ENDORSEMENT# 5	(Continued)

This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(4)	Written Confirmation: A written confirmation of any APS Purchase,
Redemption, Exchange or change of address shall be mailed to the shareholder(s) to whose account such transaction relates, at the record address, by the end of the insureds next regular processing cycle, but in no event later than five (5) business days following such APS Transaction.

(5)	Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: DST System, Inc., accesses the hardware housing the Mutual Fund On-Line system which effects transactions.

3.	By adding the following SECTION after Section 2, EXCLUSIONS SPECIFIC TO AUTOMATED PHONE SYSTEMS INSURING AGREEMENT:

This bond does not directly or indirectly cover under AUTOMATED PHONE SYSTEMS INSURING AGREEMENT:

Any loss resulting from:

(1)

The redemption of shares, where the proceeds of such redemption are made payable to other than (I) the shareholder of record, or (ii) a person designated to receive redemption proceeds, or (iii) a bank account designated to receive redemption proceeds, or

(2)

The redemption of shares, where the proceeds of such redemption are paid by check mailed to an address that has been changed within thirty (30) days immediately preceding the redemption, unless (i) the change of address was signature guaranteed or (ii) the change of address was otherwise processed in accordance with APS Designated Procedures, or

(3)	The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholders designated bank account of record, or
(4)	The intentional failure to adhere to one or more APS Designated Procedures.

ENDORSEMENT# 6	(Continued)

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh. Pa.

In the event, however, that destroyed or damaged Computer Programs,
Electronic Data or Electronic Data Processing Media cannot be duplicated from other Computer Programs, Electronic Data or Electronic Data
Processing Media, the Insurer will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs, Electronic Data or
Electronic Data Processing Media to substantially the previous level of operational capability.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

ENDORSEMENT# 7

This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS

It is agreed that:

1. SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS is deleted in its entirety and replaced by the following:

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the
Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when The Bank of New York Mellon Insurance Manager, Senior
Counsel of The Dreyf us Corporation with insurance responsibilities or Counsel of
The Dreyfus Corporation with insurance responsibilities:

(a) becomes aware of facts, or

ENDORSEMENT# 7	(Continued)

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-7914
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

2	.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.

ENDORSEMENT# 8
This endorsement, effective 12.01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
DESTRUCTION OF DATA BY VIRUS

It is agreed that the following Insuring Agreement is added to the bond:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of or damage to, Electronic
Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the
Computer Systems rider attached to this bond if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or
Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such
Electronic Data or Computer Programs from other Electronic Data or Computer
Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

In no event shall the liability of the Company exceed the maximum limit of liability of $25,000,000, subject to a Deductible of $50,000.

Special Condition

Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the
Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single loss"

ENDORSEMENT# 8	(Continued)

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data

2	.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

ENDORSEMENT# 9
This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
DESTRUCTION OF DATA BY HACKER

1. It is agreed that the following Insuring Agreement is added to the bond:

DESTRUCTION OF. DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems rider attached to this bond.

The liability of the Company shall be limited to the cost
of duplication of such Electronic Data or Computer Programs from other Electronic
Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer
Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

The Single Loss Limit of Liability for this Insuring Agreement is $25,000,000 which is part, and not in addition to the Aggregate Limit of Liability on the Declaration Page of this bond. A deductible of $50,000 applies to each and every loss.

2. The following Definitions are added:

Electronic Data means facts or information converted to a
form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic
Data

3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

ENDORSEMENT# 10

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

OMNIBUS NAMED

It is agreed that:

1	.	The Insured under the attached Bond is amended and provided such amendment is permitted by law to include:

Any interest now or hereafter owned or controlled by the Insured, provided any such interest so included as Insured under this bond by reason of this rider must be more than 50% owned or controlled by the Insured and subject to the provisions of
General Agreement A as amended.

2	.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ENDORSEMENT# 11
This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-47579-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh. Pa.
COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
It is agreed that:

1	.	The attached bond is amended by adding an Insuring Agreement as follows:
COMPUTER SYSTEMS FRAUD
Loss resulting from a fraudulent
		1)	entry of Electronic Data or Computer Program into, or
		2)	change of Electronic Data or Computer Program within any Computer
System used by the Insured;
provided that the entry or change causes
		I)	Property to be transferred, paid or delivered,
		ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
		iii)	an unauthorized account or a fictitious account to be debited or credited.
In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this
Insuring Agreement.
2	.	In addition to the Conditions and Limitations in this bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:
DEFINITIONS
		(A)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send
Electronic Data;

ENDORSEMENT# *11* (Continued)

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

(B) Computer System means

(1) computers with related peripheral components, including storage compartments wherever located including internet access or remote access to said Computer System,

(2) systems and applications software,

(3) terminal devices, and

(4) related communication networks or customer communications systems including the internet, and

(5) related electronic funds transfer systems that is currently utilized by the Insured by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

EXCLUSIONS

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

(1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, or electrical disturbance or electrical surge which affects a Computer System, or

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

END 11

2-14057

ENDORSEMENT# 11	(Continued)

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(2)	failure or breakdown of electronic data processing media, or
(3)	error or omission in programming or processing;

ENDORSEMENT# 11	(Continued)

This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(D)	loss resulting directly or indirectly from the input of Electronic Data into a Computer
System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism; provided, however, this exclusion shall only apply to loss sustained in that customer's account;

(E)	loss resulting directly or indirectly from the theft of confidential information provided, however, that this exclusion shall not apply to any loss otherwise covered under Insuring Agreement A in which a password was used, and said password is the confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limits of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

ENDORSEMENT# 12
This endorsement, effective 12.' 01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMENDED AUDIT EXPENSE

It is agreed that:

1	.	Audit Expense Insuring Agreement (B) is hereby deleted and replaced with the following:

		(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees or any other Insuring Agreements included in this bond. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated
opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the
Insured through any dishonest or fraudulent act(s), including Larceny or
Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring
Agreement (A) in Item 3 of the Declarations.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

ENDORSEMENT# 13
This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01 -475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMENDED COUNTERFEIT CURRENCY
It is agreed that:

1	.	INSURING AGREEMENT (G) is deleted in its entirety and replaced by the following:

Loss resulting directly from the receipt by the Insured, in good faith, of any
Counterfeit money orders or altered paper currency or coin of the United States of
America, Canada or any other country.

2	.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

ENDORSEMENT# 14
This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMENDED FORGERY OR ALTERATIONS

It is agreed that:

1. Insuring Agreement (E) is hereby deleted in it's entirety and replaced with the following:

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer or Employee of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

ENDORSEMENT# 15
This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMENDED CHANGE OF CONTROL NOTICE
It is agreed that:

1	.	Section 1 7 - NOTICE AND CHANGE OF CONTROL is hereby amended by changing the term "30 days" to "60 days".

2	.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ENDORSEMENT# 16
This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-47579-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
THIRD PARTY CHECK EXCLUSION

It is agreed that:

1	.	By adding to Section 2 Exclusions - the following:

(n) loss resulting from or in connection with acceptance of a Third Party Check, unless the entity which receives such check maintains and proceeds in accordance with the Insured's Designated Procedures. This Exclusion does not apply to Insuring Agreement A - FIDELITY.

2	.	The following is added to Section 1, DEFINITIONS:

(m) Third Party Check means a check made payable to one party and offered as payment to another party.

3	.	A Deductible amount of $200,000 will apply to any one loss as respects Third
Party Checks.

ENDORSEMENT# 17

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

EXTENDED COMPUTER SYSTEMS RIDER

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

(M) EXTENDED COMPUTER SYSTEMS

A. Electronic Data, Electronic Media, Electronic Instruction Loss resulting directly from:

(1) the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored with in or being run within any system covered under this INSURING CLAUSE.

(2) robbery, burglary, larceny or theft or destruction of Electronic

Data, Electronic Media or Electronic Instruction.

(3) the act of a hacker causing damage or destruction of

     Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or (4) the damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media or Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

B. Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

ENDORSEMENT# 17	(Continued)

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh. Pa.

(1) an Electronic Communication System,
(2) an automated clearing house or custodian, or
(3) a Telex, TWX, or similar means of communication,

directly into the ASSURED'S Computer System or Communication
Terminal, and fraudulently purport to have been sent by a Customer automated clearing house, custodian, or financial institution but which communications were either not sent by said Customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSURED's Computer System or Communication Terminal.

C. Electronic Transmission

Loss resulting directly from a Customer of the ASSURED, any
automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value on the faith of any
Electronic Communications, purporting to have been directed by the
ASSURED to such Customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or Property, which communications were transmitted through:

(1) an Electronic Communication System,
(2) an automated clearing house or custodian, or
(3) a Telex, TWX, or similar means of communication,

ENDORSEMENT# 17	(Continued)

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

directly into the ASSURED'S Computer System or Communication
Terminal of said customer, automated clearing house, custodian, or financial institution and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by
ASSURED or were fraudulently modified during physical transit of
Electronic Media from the ASSURED or during electronic transmission from the ASSURED's Computer System or Communication Terminal,
and for which loss the ASSURED is held to be legally liable.

2	.	By adding to Section 1, DEFINITIONS, the following:

v.	Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically, Communication Terminal does not mean a telephone.

w.	Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS),
Society of Worldwide International Financial Telecommunication (SWIFT),
similar automated interbank communication system, and Internet access facilities.
x.	Electronic Data means facts or information converted to a form usable in
Computer System and which is stored on Electronic Media for use by computer programs.

y.	Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

z.	Electronic Media means the magnetic tape, magnetic disk, optical disk or any other bulk media on which data is recorded.

3	.	By	adding	the	following	Section after	Section	4	.,	SPECIFIC
EXCLUSIONS-APPLICABLE TO ALL INSURING CLAUSE except 1 .,4., and 5.:

ENDORSEMENT# 17	(Continued)

This endorsement, effective 12.01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh. Pa.

Section 4.A. SPECIFIC EXCLUSIONS-APPLICABLE TO INSURING CLAUSE 14

This bond does not directly or indirectly cover:

a.	loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, Securities, documents or other written instruments used as source documentation in the preparation of Electronic Data:

b.	loss of negotiable instruments, Securities, documents or other written instruments except as converted to Electronic Data and then only in that converted from;

c.	loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance,
Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

d.	loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a
Customer Communications System by a person who has authorized access from a Customer to that Customers authentication mechanism, provided however, this exclusion shall only apply to loss sustained in that particular
Customer's account;

e.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

f.	loss resulting directly or indirectly from:

(1) written instruction unless covered under this INSURING CLAUSE; or
(2) instruction by voice over the telephone, unless covered under this
INSURING CLAUSE.

ENDORSEMENT# 17	(Continued)

This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh. Pa.

4	.	By adding to Section 2., Exclusions, the following:

n. loss resulting directly or indirectly from the input data into a Computer System terminal, either on the premises of the Customer of the ASSURED or under the control of such a Customer by a Customer or other person who had authorized access to the Customer's authentication mechanism, provided, however, this exclusion shall only apply to loss sustained in that particular Customers account.

5	.	By adding to Section 5., Valuation of Property, the following:

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media, or Electronic
Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced from other Electronic
Data, Electronic Media or Electronic Instruction of the same kind of quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction
subject to the applicable LIMIT OF LIABILITY.

However, if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this
Section.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED

.

ENDORSEMENT# 18

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NAMED INSURED (AMENDED)

ADDITIONAL INSURED RIDER

In consideration of the premium charged, it is hereby understood and agreed that

     Item 1 of the Declarations page is amended to include any entity set forth in the list of investment companies submitted to the Underwriter as of the bond's effective date and any Investment Company now existing or hereafter created or acquired during the Bond Period, which is advised, sub -advised and/or administered by The Dreyfus Corporation or any entity now or hereafter majority owned or management controlled by The Dreyf us Corporation, subject to General Agreement A shall be added to the attached bond as an additional Insured. As used herein, the term "majority owned" shall mean ownership of greater than 50 percent of the total equity interest of such entity and the term "management control" shall mean the right to elect, appoint or designate a majority of the board of directors, management committee or management board of an entity that is not majority owned.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

ENDORSEMENT# 19
This endorsement, effective 12. 01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE OREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMENDED DEFINITION OF EMPLOYEE, AMENDED

It is agreed that:

1	.	The definition of Employee in Section 1. of the CONDITIONS AND LIMITATIONS
Clause is amended to include the following individuals identified below as indicated
by a check in the corresponding box:

EMPLOYEES (coverage included ONLY if box checked)	
(6) non-fund soliciting volunteer workers while working under the direction and control of the Insured;	X
(7) employees of ______________ performing work duties for ______________;	
(8) non-compensated officers, directors or trustees while performing duties as an employee;	X
(9) interns and non-compensated interns;	X
(10) Consultants (as defined below), but only while: • a consultancy agreement is in effect between the Insured and such Consultant or between the Insured and such Consultant's company or firm; • such Consultant is performing acts within the scope of such consultancy agreement; and such Consultant is under the supervision, direction and control of the Insured;	X
(11) retired employees employed on a consulting, contingent or part-time basis;	X
(12) former employees for up to sixty (60) days after termination, provided termination was not due to a loss covered by the bond;	X
(13) any employee on an approved leave of absence or military deployment;	X
(14) any employee who has been granted a waiver of a prior dishonesty situation by any insurer providing a Financial Institution Bond or similar type of coverage for the Insured;	X

ENDORSEMENT# 19	(Continued)

This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

the purposes. herein, Employees of one Insured are considered Employees of all
Insureds.

3	.	As used herein, Consultant means a professional consultant under contract, either directly or through such consultant's company or firm, with the Insured to provide solely consulting services to the Insured. Consultant does not include any individual or entity providing services to the Insured pursuant to any contract, whether verbal, written, express or implied, to provide services to the Insured, in whole or in part, other than consulting services.

4	.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ENDORSEMENT# 20

This endorsement, effective 12:01 AM		January 31, 2011	forms a part of
policy number	01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh. Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S.

     Treasury Department's Office of Foreign Assets Control ('OFAC").

ENDORSEMENT# 21

This endorsement, effective 12. 01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND INSURING AGREEMENT (I) UNCOLLECTIBLE ITEMS OF DEPOSIT

In consideration of the premium charged, it is hereby understood and agreed that
INSURING AGREEMENT (I), UNCOLLECTIBLE ITEMS OF DEPOSIT is deleted in its entirety and replaced with the following:

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible
Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund
Account; or

Loss resulting from any Item of Deposit processed through an Automated Clearing
House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible
Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges"
regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s)
prospectus shall begin from the date a deposit was first credited to any Insured
Fund(s).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 22
This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND GENERAL AGREEMENT A- '15%

In consideration of the premium charged, it is hereby understood and agreed that in GENERAL AGREEMENTS (A), ADDITIONAL OFFICES OR EMPLOYEES -CONSOLIDATION OR MERGER-NOTICE is deleted in its entirety and replaced with the following;

A .ADDITIONAL OFFICES OR EMPLOYEES-
CONSOLIDATION OR MERGER-NOTICE

1	.	If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of
Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2	.	If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition.
The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall automatically have such coverage as is afforded under this bond for loss without an additional premium charge for the remainder of the current bond period provided that:

ENDORSEMENT# 22	(Continued)

This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number O1-47579-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(d)	the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, have not incurred or been the subject of a loss of a type payable under this bond in an amount exceeding the deductible amount shown in Item 4 of the Declarations during the preceding three (3) years.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

.

ENDORSEMENT# 23
This endorsement, effective 12.U1 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND SECTION 1, DEFINITIONS, PROPERTY

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 1, DEFINITIONS, (b) "Property" is deleted in its entirety and replaced with the following:

(b)	"Property" means money (i.e currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, uncertificated securities, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic
Representations of such instruments enumerated above (not including data processing records; however, the cost associated with the reconstruction of data processing records shall be reimbursed.) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefore.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

.

ENDORSEMENT# 24
This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND SECTION 2, EXCLUSIONS (h},

In consideration of the premium charged, it is hereby understood and agreed that

SECTION

2, EXCLUSIONS, (h) is deleted in its entirety and replaced with the following:

h)	potential income, including but not limited to interest or dividends, not realized by the Insured because of a loss covered under this bond, except accrued interest or dividends for which the Insured is legally liable to a customer or other third party or as included under Insuring Agreement (I).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 25
This endorsement, effective 12. 01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND SECTION 2, EXCLUSIONS (j},

In consideration of the premium charged, it is hereby understood and agreed that SECTION

2, EXCLUSIONS, (j) is deleted in its entirety and replaced with the following:

j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

	(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, except when covered under Insuring Agreement (A). or
	(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 26
This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh. Pa.
AMEND SECTION 2, EXCLUSIONS (m)

In consideration of the premium charged, it is hereby understood and agreed that SECTION

2, EXCLUSIONS, (m) is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 27

This endorsement, effective 12.01 AM January 31, 2011
forms a part of
policy number 01 -475-7914
issued to THE DREYFUS FUND INCORPORATED ET AL

by National Union Fire Insurance Company of
Pittsburgh, Pa.

AMEND SECTION 4 DISCOVERY

LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS AMENDED

In consideration of the premium charged, it is hereby understood and agreed that Section 4. of the attached bond is deleted in its entirety and replaced with the following:

SECTION 4. Loss -NOTICE -PROOF-LEGAL PROCEEDINGS

     This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder by the Insured's BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities, shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty -four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the BNY Mellon Insurance Manager, Senior

     Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities

ENDORSEMENT# 27	(Continued)

This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(a)	becomes aware of facts, or
(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 28
This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND SECTION 5, VALUATION OF PROPERTY

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 5. VALUATION OF PROPERTY is amended by adding the following paragraph:

Any loss of money, or loss payable in money, shall be paid, at the option of the
Insured, in the money of the country in which the loss was sustained or in the
United States of America dollar equivalent thereof as determined at the rate of exchange as published in the Wall Street Journal at the time of discovery of loss.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 29
This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND SECTION 11. OTHER INSURANCE

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 11. OTHER INSURANCE is deleted in its entirety and replaced with the following:

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is excess of the amount of such other insurance or suretyship but will remain primary to any valid and inforce Bank of New York fidelity bond, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 30
This endorsement, effective 12.01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh. Pa.
CANCELLATION AMEN DATORY- RETURN PRO- RATA

Wherever used herein: (1) "Policy" means the policy or bond to which this endorsement or rider is made part of; (2)"lnsurer' means the "Insurer," "Underwriter," "Company" or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) "Named Entity" means the "Named Entity," "Named Corporation," Named Organization," "Named Sponsor," "Named Insured," "First Named Insured,' "Insured's Representative," "Policyholder" or equivalent term stated in Item 1 of the Declarations; and (4) "Period" means the "Policy Period," "Bond Period" or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/non-renewal amendatory attached to this policy), if this Policy shall be canceled by the Named Entity, the Insurer shall return to the Named Entity the unearned pro rata proportion of the premium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 31
This endorsement, effective 12:01 All	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND SECTION 13, TERMINATION

In consideration of the premium charged, it is hereby understood and agreed that SECTION 1 3. TERMINATION is deleted in its entirety and replaced with the following:

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the
Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the
Insured cancels, the Insured shall furnish written notice to the Securities and
Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment
Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such
Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the
Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 60 days by the Insured, or 60 days, if by the Underwriter, after written notice has been given to the Securities and Exchange Commission,
Washington D.C.

This Bond shall terminate

	ENDORSEMENT# 31	(Continued)

	This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to	THE DREYFUS FUND INCORPORATED ET AL

by National Union Fire Insurance Company of Pittsburgh, Pa.

Securities and Exchange Commission of a written notice from the
Underwriter of its desire to terminate this bond as to such Employee,
or

(c)	as to any person, who is a partner, officer or employee of any
Electronic Data Processor covered under this bond, from and after the time that BNY Mellon Insurance Manager, Senior Counsel of the
Dreyfus Corporation with insurance responsibilities or Counsel of The
Dreyfus Corporation with insurance responsibilities not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including
Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

(d)	In the event that the BNY Mellon Insurance Manager, Senior Counsel of the Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities learns of a prior dishonest or fraudulent act committed by a current or
prospective Employee, provided the amount involved is less than
$1 0,000, the coverage is automatically reinstated provided that the
BNY Mellon Insurance Manager, Senior Counsel of the Dreyfus
Corporation with insurance responsibilities or Counsel of The Dreyfus
Corporation with insurance responsibilities unanimously agree in writing to the reinstatement.

Notwithstanding anything set forth above, ,the Underwriter agrees that this bond shall continue to apply in respect of those Employees for whom a written waiver of a prior dishonest or fraudulent act was granted under any prior bond.

For the purpose of this endorsement, the following definition is added:

Prior dishonest or fraudulent act: an act which shows a want of integrity or breach of trust, including but not limited to an act in disregard of an employer's interest.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 32
This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND SECTION 15, CENTRAL HANDLING OF SECURITIES

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 1 5. CENTRAL HANDLING OF SECURITIES is deleted in its entirety and replaced with the following:

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, or any similar recognized depository, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock
Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock
Exchange, or any similar recognized exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.
The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such
Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

ENDORSEMENT# 32	(Continued)

This endorsement, effective 12:01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

     This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 33
This endorsement, effective 12. 01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND SECTION 16, Id)

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED is deleted in its entirety and replaced with the following:

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)	the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,
(b)	the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the
Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,
(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,
(d)	knowledge possessed or discovery made by BNY Mellon Insurance Manager,
Senior Counsel of The Dreyfus Corporation with insurance responsibilities or
Counsel of The Dreyfus Corporation with insurance responsibilities shall for the purposes of Section 4 and Section 1 3 of this bond constitute knowledge or discovery by all the Insured, and
(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named
Insured for the purposes of this bond.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 34
This endorsement, effective 12:01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh. Pa.
AMEND SECTION 17-NOTICE AND CHANGE OF CONTROL

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 1 7. NOTICE AND CHANGE OF CONTROL is deleted in its entirety and replaced with the following:

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon (i) the BNY Mellon Insurance Manager; (ii) Senior Counsel of The Dreyfus Corporation with insurance responsibilities; or (iii) Counsel of The Dreyfus Corporation with insurance responsibilities, obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1 940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 35

This endorsement, effective 12.O1 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

CLAIM EXPENSE ENDORSEMENT, $100K SUB- LIMIT, $1OK DEDUCTIBLE
CLAIMS EXPENSE INSURING AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that the bond is amended by adding Insuring Agreement (J) to the bond as follows:

CLAIMS EXPENSE

(J)	Reasonable expenses (excluding the cost of services rendered by employees of the
Insured) necessarily incurred and paid by the Insured in preparing any valid claim for loss, as defined in Insuring Agreements A, B, C, D, E, F, G, H, and I and any other valid coverage added by rider, which loss exceeds the Single Loss Deductible
Amount of $50,000. If no loss is established hereunder, then the Insured will bear all such expenses. The Underwriter's maximum liability for such expenses paid by the Insured in preparing any one such claim shall be limited to $100,000 which is part of, and not in addition to, the Aggregate Limit of Liability stated on the
Declaration Page of this bond. There shall be no coverage hereunder for any expenses arising out of any legal dispute, suit or arbitration with the Underwriter.
This coverage is subject to a deductible of $10,000 each and every loss.

Solely for the purpose of the coverage afforded by this rider, Section 2. EXCLUSIONS, paragraph (k) is hereby deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT# 36

This endorsement, effective 12.01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh. Pa.
UNAUTHORIZED SIGNATURES, $100K SUB-LIMIT, 1OK DEDUCTIBLE
UNAUTHORIZED SIGNATURES RIDER

It is agreed that:

1	.	The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as an authorized signatory on such account.

It shall be a condition precedent to the Insured's right of recovery under this
Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2	.	The Underwriter's Aggregate Liability under this Unauthorized Signatures Insuring
Agreement shall be $100,000, which shall be part of, not in addition to, the
Aggregate Liability stated in the Declarations. A deductible amount of $10,000 shall apply to each and every loss under this Unauthorized Signatures Insuring
Agreement.

3	.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ENDORSEMENT# 37
This endorsement, effective 12.01 AM	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND DEFINITION OF EMPLOYEE

1	.	It is agreed that the definition of Employee is amended by adding the following:

		(10)	a consultant retained by the Insured and an Employee of such consultant while either is performing consulting services for the Insured pursuant to a written agreement.

		(11)	any partner, officer or employee of an investment adviser, an underwriter
(distributor), a transfer agent or shareholder accounting recordkeeper or an administrator, sub-advisor or sub-administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements or the attached bond other than as above stated .

ENDORSEMENT# 38
This endorsement, effective 12.'Ol AN	January 31. 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL
by	National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND SECTION 1. DEFINITIONS, (a), amended

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 1. DEFINITIONS, (a) Employee is amended by deleting the language after 9d) and replacing it with:

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any
Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the
Investment Company Act of 1940, of an Investment Company named as
Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in
Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 1 3.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.
(c) Chartis Inc. All rights reserved.

ENDORSEMENT# 39

This endorsement, effective 12. 01 AM	January 31, 2011	forms a part of
policy number 01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh. Pa.
FORMS INDEX ENDORSEMENT

ENDORSEMENT# 39

This endorsement, effective 12:01 AM		January 31, 2011	forms a part of
policy number	01-475-79-14
issued to THE DREYFUS FUND INCORPORATED ET AL

by	National Union Fire Insurance Company of Pittsburgh. Pa.
FORMS INDEX ENDORSEMENT
The contents of the Policy is comprised of the following forms:

CHARTIS

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: 01-475-79-14

Date of Discovery: ____________ Estimated Amount of loss: ____________

Cause of Loss:				
	Employee Dishonesty	______	Computer Fraud	______
	Funds Transfer	______	Robbery/Burglary	______
	ID Theft	______	Forgery	______
	Client Property	______	In Transit	______
	ERISA	______	Credit Card Forgery	______
	Other	______	if Other, describe:	______

Send Notice Of Claims To:

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@chartisinsurance.com

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

centralized Customer Link and Information Management

POLICYHOLDER NOTICE

Thank you for purchasing insurance from the Chartis companies. Chartis insurance companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by Chartis insurance companies to brokers and independent agents in the United States by
visiting our website at www.chartisinsurance.com/producercompensation	or by
calling 1-800-706-3102.

Excess Bond (7-92) Form 17020842 (Ed. 7-92)

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause	Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

	a.	The coverage exceptions in ITEM 6. of the DECLARATIONS; and
	b.	The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification	A.	If after the inception date of this bond the Primary Bond is changed or modified,
Of Primary Bond		written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made	B.	The ASSURED represents that all information it has furnished to the COMPANY
By Assured		for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.
Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of	C.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to
Legal Proceedings Against		exceed thirty (30) days after the ASSURED receives notice, of any legal
Assured - Election To		proceeding brought to determine the ASSURED'S liability for any loss, claim or
Defend		damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R
Form 17-02-0842 (Ed. 7-92) R

General Agreements

Notice To Company Of			If the COMPANY elects to defend all or part of any legal proceeding, the court
Legal Proceedings Against			costs and attorneys' fees incurred by the COMPANY and any settlement or
Assured - Election To			judgment on that part defended by the COMPANY shall be a loss under this bond.
Defend			The COMPANY'S liability for court costs and attorneys' fees incurred in defending
(continued)			all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the
COMPANY shall not be liable for any costs, fees and expenses incurred by the
ASSURED.

Conditions And
Limitations

Definitions	1	.	As used in this bond:

			a.	Deductible Amount means the amount stated in ITEM 4. of the
DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the
Underlying Bonds.

			b.	Primary Bond means the bond scheduled in ITEM 5. of the
DECLARATIONS or any bond that may replace or substitute for such bond.

			c.	Single Loss means all covered loss, including court costs and attorneys'
fees incurred by the COMPANY under General Agreement C., resulting from:

(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

(2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

(4) any one event not specified above, in c.(1), c.(2) or c.(3).

			d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92) Form 17-020842 (Ed. 7-92)

Conditions And
Limitations
(continued)

Limit Of Liability	2	.	The COMPANY'S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT
OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made
Aggregate Limit Of			under the terms of this bond shall reduce the unpaid portion of the AGGREGATE
Liability			LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

			a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY,
and

			b.	the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been
exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of	The COMPANY'S liability for each Single Loss shall not exceed the SINGLE LOSS
Liability	LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3	.	This bond applies only to loss first discovered by the ASSURED during the BOND
PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:
			a.	facts which may subsequently result in a loss of a type covered by this bond,
or

			b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible
Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-	4	.	In the event of a payment under this bond, the COMPANY shall be subrogated to
Recovery			all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92)
Form 17020842 (Ed. 70-2)

Conditions And
Limitations

Subrogation-Assignment-			Recoveries, whether effected by the COMPANY or by the ASSURED, shall be
Recovery			applied net of the expense of such recovery, first, to the satisfaction of the
(continued)			ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5	.	At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

			a.	submit to examination by the COMPANY and subscribe to the same under oath, and

			b.	produce for the COMPANY'S examination all pertinent records, and

			c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6	.	This bond terminates as an entirety on the earliest occurrence of any of the following:

			a.	sixty (60) days after the receipt by the ASSURED of a written notice from the
COMPANY of its decision to terminate this bond, or

			b.	immediately on the receipt by the COMPANY of a written notice from the
ASSURED of its decision to terminate this bond, or

			c.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or
Federal officials, or

			d.	immediately on the dissolution of the ASSURED, or

			e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or
			f.	immediately on expiration of the BOND PERIOD, or

			g.	immediately on cancellation, termination or recision of the Primary Bond.

Conformity			If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92) Form 17-02-0842 (Ed. 7-92)

Conditions And
Limitations
(continued)

Change Or Modification	8	.	This bond or any instrument amending or affecting this bond may not be changed
Of This Bond			or modified orally. No change in or modification of this bond shall be effective
			except when made by written endorsement to this bond signed by an Authorized
			Representative of the COMPANY.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)

	FEDERAL INSURANCE COMPANY
	Endorsement No.	1
	Bond Number:	82307667
NAME OF ASSURED: THE DREYFUS FUND INCORPORATED

AMENDED DEDUCTIBLE/DROP DOWN ENDORSEMENT
It is agreed that this bond is amended by deleting ITEM 4., DEDUCTIBLE AMOUNT of the
DECLARATIONS, in its entirety and substituting the following:
"ITEM 4. DEDUCTIBLE AMOUNT
a.	$50,000, plus any unpaid portion of the AGGREGATE LIMIT OF LIABILITY of the
	Underlying Bonds on the date of payment of any Single Loss under this bond.
b.	The ASSURED shall notify the COMPANY immediately of any payment made or
	intended to be made under any of the Underlying Bonds.
c.	This bond shall drop down but only by the amount paid under the Underlying Bonds.

This Endorsement applies to loss discovered after 12:01 a.m. on January 31, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Excess Bond
Form 17-02-1003 (Ed. 7-92)

FEDERAL INSURANCE COMPANY
Endorsement No. 2
	Bond Number:	82307667
NAME OF ASSURED: THE DREYFUS FUND INCORPORATED

NEW YORK AMENDATORY ENDORSEMENT
It is agreed that this bond is amended as follows:

By deleting paragraph a. in its entirety from Section 6., Termination, and substituting the following:

'a.		TERMINATION BY THE COMPANY

BONDS IN EFFECT SIXTY (60) DAYS OR LESS

If this bond has been in effect for less than sixty (60) days and if it is not a renewal bond, the
COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least twenty (20) days before the effective date of termination.

The COMPANY may, however, terminate this bond by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination if the COMPANY cancels for:

	(1)	Nonpayment of premium;

	(2)	Conviction of a crime arising out of acts increasing the hazard insured against;

	(3)	Discovery of fraud or material misrepresentation in the obtaining of this bond or in the presentation of a claim thereunder;

	(4)	Violation of any provision of this bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

	(5)	If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this bond was issued or last renewed; or material change in the nature or extent of this bond occurring after issuance or last annual renewal anniversary date of this bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this bond was issued or last renewed;

	6)	A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANYs policyholders, creditors or the public, or continuing the bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

	(7)	Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Excess Bond

Form 17-02-1 067 (Rev. 9-93)

BONDS IN EFFECT MORE THAN SIXTY (60) DAYS
If this bond has been in effect for sixty (60) days or more, or if it is a renewal of a bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination. Furthermore, when the bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in a. (1)-(7) above.
NOTICE OF TERMINATION
Notice of termination under this Section a. shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this bond. The COMPANY, however, may deliver any notice instead of mailing it.
RETURN PREMIUM CALCULATIONS
The COMPANY shall refund the unearned premium computed pro rata if this bond is terminated by the COMPANY.'
2	.	It is further understood and agreed that for the purposes of Section 6., Termination, any occurrence listed in Parts (d), (e) or (f) of that Section shall be considered to be a request by the ASSURED to immediately terminate this bond.
3	.	By adding a new Section reading as follows:
"Section 9. Election To Conditionally Renew / Nonrenew This Bond
		A.	CONDITIONAL RENEWAL
If the COMPANY conditionally renews this bond subject to:
			1	.	Change of limits of liability;
			2	.	Change in type of coverage;
			3	.	Reduction of coverage;
			4	.	Increased deductible;
			5	.	Addition of exclusion; or
			6	.	Increased premiums in excess of 10%, exclusive of any premium increased due to and commensurate with insured value added; or as a result of experience rating, retrospective
					rating	or audit; the COMPANY shall send notice as provided in B. NOTICES OF
NONRENEWAL AND CONDITIONAL RENEWAL immediately below.
		B.	NOTICES OF NONRENEWAL AND CONDITIONAL RENEWAL
			1	.	If the COMPANY elects not to renew this bond, or to conditionally renew this bond as provided in Section A. herein, the COMPANY shall mail or deliver written notice to the
ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:
					(a)	The expiration date; or
					(b)	The anniversary date if this bond has been written for a term of more than one year.

Excess Bond
Form 17O2-1 067 (Rev. 9-93)

		2	.	Notice shall be mailed or delivered to the ASSURED at the address shown on the
DECLARATIONS of this bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

		3	.	Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the bond has been replaced or is no longer desired."

4	.	By adding a new Section reading as follows:
"Section 10. Other Insurance

If there is any other valid and collectible insurance which would apply in whole or in part in the absence of this bond, then the COMPANY shall not be liable under this bond for a greater proportion of any loss than the proportion that the available limit of liability under this bond bears to the total applicable limit of liability of all valid and collectible insurance against such loss."

This Endorsement applies to loss discovered after 12:01 am. on January 31, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Excess Bond

Form 17-02-1067 (Rev. 9-93)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: January 31, 2011	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 3
To be attached to and
form a part of Bond No. 82307667
Issued to: THE DREYFUS FUND INCORPORATED

AMENDING REPRESENTATIONS MADE BY ASSURED ENDORSEMENT

In consideration of the premium charged, it is agreed that this bond is amended by deleting in its entirety General
Agreement B., Representations Made By Assured, and substituting the following:

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for rescission of this bond.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-393 (02/2008)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: January 31, 2011	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 4
To be attached to and
form a part of Bond No. 82307667
Issued to: THE DREYFUS FUND INCORPORATED

FOLLOW FORM ENDORSEMENT

In consideration of the premium charged, it is agreed that:

(1) Coverage under this bond shall only apply in conformance with the terms and conditions of the following endorsements of the Primary Bond.

(2) Accordingly, no coverage will be available for the Coverage Exceptions to the Primary Bond set forth in
ITEM 6., of the DECLARATIONS of this bond, and such exceptions shall be inapplicable to this bond.
The Company shall not be liable to the ASSURED or to any other person or entity claiming through or in the name or right of the ASSURED for any loss or other liability based on, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the coverage otherwise afforded in such Coverage Exceptions.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q09-688 (04/2009)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: January 31, 2011	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	5
	To be attached to and
	form a part of Bond No.	82307667
Issued to: THE DREYFUS FUND INCORPORATED

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-9228 (02/2010)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents
("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

NAME OF ASSURED:	Bond Number: 81458621

THE DREYFUS FUND INCORPORATED	FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
200 PARK AVENUE	a stock insurance company, herein called the COMPANY
NEW YORK, NY 10166
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on January 31, 2011
to 12:01 a.m.onJanuary3l,2012

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $N!A

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $25,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ See Endorsement No. 1

ITEM 5. PRIMARY BOND:

Insurer: National Union Fire Insurance Company of Pittsburgh, Pa

Form and Bond No. Investment Company Blanket Bond / Bond No. 01-475-79-14

Limit $15,000,000

Deductible: $50,000

Bond Period: January 31, 2011 -January31, 2012

Insurer: Federal Insurance Company

Form and Bond No. Financial Institution Excess Bond I Bond No.8230-7667

Limit $10,000,000

Deductible: See Endorsement No. 1

Bond Period: January 31, 2011 -January31, 2012

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:
NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND
DOES NOT DIRECTLY OR IN DIRECTLY COVER: None
ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
$10,050,000

ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1-6

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 7-92)

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause	Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:
	a.	The coverage exceptions in ITEM 6. of the DECLARATIONS; and
	b.	The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification	A.	If after the inception date of this bond the Primary Bond is changed or modified,
Of Primary Bond		written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made	B.	The ASSURED represents that all information it has furnished to the COMPANY
By Assured		for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.
The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of	C.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to
Legal Proceedings Against		exceed thirty (30) days after the ASSURED receives notice, of any legal
Assured - Election To		proceeding brought to determine the ASSURED'S liability for any loss, claim or
Defend		damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R

Form 17-02-0842 (Ed. 7-92) R

General Agreements

Notice To Company Of	If the COMPANY elects to defend all or part of any legal proceeding, the court
Legal Proceedings Against	costs and attorneys' fees incurred by the COMPANY and any settlement or
Assured - Election To	judgment on that part defended by the COMPANY shall be a loss under this bond.
Defend	The COMPANY'S liability for court costs and attorneys' fees incurred in defending
(continued)	all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the
COMPANY shall not be liable for any costs, fees and expenses incurred by the
ASSURED.

Conditions And
Limitations

Definitions	1	.	As used in this bond:

			a.	Deductible Amount means the amount stated in ITEM 4. of the
DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the
Underlying Bonds.

			b.	Primary Bond means the bond scheduled in ITEM 5. of the
DECLARATIONS or any bond that may replace or substitute for such bond.

			c.	Single Loss means all covered loss, including court costs and attorneys'
fees incurred by the COMPANY under General Agreement C., resulting from:

(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

(2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

(4) any one event not specified above, in c.(1), c.(2) or c.(3).

			d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92) Form 17-02-0842 (Ed. 7-92)

Conditions And
Limitations
(continued)

Limit Of Liability	2	.	The COMPANY'S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT
OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made
Aggregate Limit Of			under the terms of this bond shall reduce the unpaid portion of the AGGREGATE
Liability			LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

			a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY,
and

			b.	the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been
exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of	The COMPANY'S liability for each Single Loss shall not exceed the SINGLE LOSS
Liability	LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3	.	This bond applies only to loss first discovered by the ASSURED during the BOND
PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:
			a.	facts which may subsequently result in a loss of a type covered by this bond,
or

			b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible
Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-	4	.	In the event of a payment under this bond, the COMPANY shall be subrogated to
Recovery			all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92) Form 17-02-0842 (Ed. 70-2)

Conditions And
Limitations

Subrogation-Assignment-			Recoveries, whether effected by the COMPANY or by the ASSURED, shall be
Recovery			applied net of the expense of such recovery, first, to the satisfaction of the
(continued)			ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5	.	At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

			a.	submit to examination by the COMPANY and subscribe to the same under oath, and

			b.	produce for the COMPANY'S examination all pertinent records, and

			c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6	.	This bond terminates as an entirety on the earliest occurrence of any of the following:

			a.	sixty (60) days after the receipt by the ASSURED of a written notice from the
COMPANY of its decision to terminate this bond, or

			b.	immediately on the receipt by the COMPANY of a written notice from the
ASSURED of its decision to terminate this bond, or

			c.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or
Federal officials, or

			d.	immediately on the dissolution of the ASSURED, or

			e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or
			f.	immediately on expiration of the BOND PERIOD, or

			g.	immediately on cancellation, termination or recision of the Primary Bond.

Conformity	7	.	If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92) Form 17O2O842 (Ed. 792)

Conditions And
Limitations
(continued)

Change Or Modification	8	.	This bond or any instrument amending or affecting this bond may not be changed
Of This Bond			or modified orally. No change in or modification of this bond shall be effective
			except when made by written endorsement to this bond signed by an Authorized
			Representative of the COMPANY.

Excess Bond (7-92) Form 17-02-0842 (Ed. 70-2)

FEDERAL INSURANCE COMPANY
Endorsement No. 1
Bond Number:	81458621
NAME OF ASSURED: THE DREYFUS FUND INCORPORATED

AMENDED DEDUCTIBLEIDROP DOWN ENDORSEMENT
It is agreed that this bond is amended by deleting ITEM 4., DEDUCTIBLE AMOUNT of the
DECLARATIONS, in its entirety and substituting the following:
"ITEM 4. DEDUCTIBLE AMOUNT
a.	$50,000., plus any unpaid portion of the AGGREGATE LIMIT OF LIABILITY of the
Underlying Bonds on the date of payment of any Single Loss under this bond.
b.	The ASSURED shall notify the COMPANY immediately of any payment made or intended to be made under any of the Underlying Bonds.
c.	This bond shall drop down but only by the amount paid under the Underlying Bonds."

This Endorsement applies to loss discovered after 12:01 a.m. on January 31, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 24, 2011

Excess Bond

Form 17-02-1003 (Ed. 7-92)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: January 31, 2011	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 2
To be attached to and
form a part of Bond No. 81458621
Issued to: THE DREYFUS FUND INCORPORATED

AMENDING REPRESENTATIONS MADE BY ASSURED ENDORSEMENT

In consideration of the premium charged, it is agreed that this bond is amended by deleting in its entirety General
Agreement B., Representations Made By Assured, and substituting the following:

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for rescission of this bond.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-393 (02/2008)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: January 31, 2011	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 3
To be attached to and
form a part of Bond No. 81458621
Issued to: THE DREYFUS FUND INCORPORATED

FOLLOW FORM ENDORSEMENT

In consideration of the premium charged, it is agreed that:

(1) Coverage under this bond shall only apply in conformance with the terms and conditions of the following endorsements of the Primary Bond.

(2) Accordingly, no coverage will be available for the Coverage Exceptions to the Primary Bond set forth in
ITEM 6., of the DECLARATIONS of this bond, and such exceptions shall be inapplicable to this bond.
The Company shall not be liable to the ASSURED or to any other person or entity claiming through or in the name or right of the ASSURED for any loss or other liability based on, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the coverage otherwise afforded in such Coverage Exceptions.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q09-688 (04/2009)

FEDERAL INSURANCE COMPANY
Endorsement No. 4
	Bond Number:	81458621
NAME OF ASSURED: THE DREYFUS FUND INCORPORATED

NEW YORK AMEN DATORY ENDORSEMENT

It is agreed that this bond is amended as follows:

By deleting paragraph a. in its entirety from Section 6., Termination, and substituting the following:
"a. TERMINATION BY THE COMPANY
BONDS IN EFFECT SIXTY (60) DAYS OR LESS

If this bond has been in effect for less than sixty (60) days and if it is not a renewal bond, the
COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least twenty (20) days before the effective date of termination.

The COMPANY may, however, terminate this bond by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination if the COMPANY cancels for:
(1)	Nonpayment of premium;

(2)	Conviction of a crime arising out of acts increasing the hazard insured against;

(3)	Discovery of fraud or material misrepresentation in the obtaining of this bond or in the presentation of a claim thereunder;

(4)	Violation of any provision of this bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

(5)	If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this bond, which results in the property becoming uninsurable in accordance with the COMPANYs objective, uniformly applied underwriting standards in effect at the time this bond was issued or last renewed; or material change in the nature or extent of this bond occurring after issuance or last annual renewal anniversary date of this bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this bond was issued or last renewed;
6)	A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANYs policyholders, creditors or the public, or continuing the bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or
(7)	Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Excess Bond

Form 17-02-1067 (Rev. 9-93)

BONDS IN EFFECT MORE THAN SIXTY (60) DAYS

If this bond has been in effect for sixty (60) days or more, or if it is a renewal of a bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination. Furthermore, when the bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in a. (1)-(7) above.

NOTICE OF TERMINATION

Notice of termination under this Section a. shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this bond. The COMPANY, however, may deliver any notice instead of mailing it.

RETURN PREMIUM CALCULATIONS

The COMPANY shall refund the unearned premium computed pro rata if this bond is terminated by the COMPANY."

2	.	It is further understood and agreed that for the purposes of Section 6., Termination, any occurrence listed in Parts (d), (e) or (f) of that Section shall be considered to be a request by the ASSURED to immediately terminate this bond.
3	.	By adding a new Section reading as follows:
'Section 9. Election To Conditionally Renew/ Nonrenew This Bond
		A.	CONDITIONAL RENEWAL
If the COMPANY conditionally renews this bond subject to:
			1	.	Change of limits of liability;
			2	.	Change in type of coverage;
			3	.	Reduction of coverage;
			4	.	Increased deductible;
			5	.	Addition of exclusion; or
			6	.	Increased premiums in excess of 10%, exclusive of any premium increased due to and commensurate with insured value added; or as a result of experience rating, retrospective
					rating	or audit; the COMPANY shall send notice as provided in B. NOTICES OF
NONRENEWAL AND CONDITIONAL RENEWAL immediately below.
		B.	NOTICES OF NONRENEWAL AND CONDITIONAL RENEWAL
			1	.	If the COMPANY elects not to renew this bond, or to conditionally renew this bond as provided in Section A. herein, the COMPANY shall mail or deliver written notice to the
ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:
					(a)	The expiration date; or
					(b)	The anniversary date if this bond has been written for a term of more than one year.

Excess Bond

Form 17-02-1067 (Rev. 993)

2.

Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

3.

Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the bond has been replaced or is no longer desired."

4.	By adding a new Section reading as follows:
'Section 10. Other Insurance

If there is any other valid and collectible insurance which would apply in whole or in part in the absence of this bond, then the COMPANY shall not be liable under this bond for a greater proportion of any loss than the proportion that the available limit of liability under this bond bears to the total applicable limit of liability of all valid and collectible insurance against such loss.'

This Endorsement applies to loss discovered after 12:01 a.m. on January 31, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Excess Bond
Form 17-02-1067 (Rev. 9-93)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: January 31, 2011	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	5
	To be attached to and
	form a part of Bond No.	81458621
Issued to: THE DREYFUS FUND INCORPORATED

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-9228 (02/2010)

FEDERAL INSURANCE COMPANY

Endorsement No. 6

Bond Number: 81458621

NAME OF ASSURED: THE DREYFUS FUND INCORPORATED

CO-SURETY ENDORSEMENT

It is agreed that this bond is amended as follows:

By adding to Section 1., Definitions, the following:

"e. Controlling Company means FEDERAL INSURANCE COMPANY.

f. Company means, unless otherwise specified, each insurance company, including the
Controlling Company, executing this Endorsement.

g. Companies means, unless otherwise specified, all of the insurance companies, including the
Controlling Company, executing this Endorsement."

2. By adding to Section 2., Limit of Liability, the following:

"Each Company shall be liable only for such proportion of any Single Loss as the AGGREGATE
LIMIT OF LIABILITY underwritten by such Company, as specified in this Endorsement, bears to the
AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS, but in no event shall any Company be liable for an amount greater than that underwritten by it."

3. By adding to General Agreement C., Notice To Company Of Legal Proceedings Against Assured -
Election To Defend, the following:

"In the absence of a request from any Company to pay premiums directly to it, premiums for this bond may be paid to the Controlling Company for the account of all Companies.

In the absence of a request from any Company that notice of claim and proof of loss be given to or filed directly with it, the ASSURED giving such notice to and the filing of such proof with the Controlling
Company shall be deemed to be in compliance with the conditions of this bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

4. By adding to Section 6., Termination, the following:

"The Controlling Company may give notice in accordance with the terms of this bond terminating the bond as an entirety or as to any Employee or ASSURED, and any notice so given shall termination the liability of all Companies as an entirety or as to such Employee or ASSURED, as the case may be.

Any Company other than the Controlling Company may give notice in accordance with the terms of this bond, terminating the entire liability of such other Company under this bond or as to any person or entity.

In the absence of a request from any Company that notice of termination by the ASSURED of this bond in its entirety may be given to or filed directly with it, the giving of such notice in accordance with the terms of this bond to the Controlling Company shall terminate the liability of all Companies as an entirety. The ASSURED may terminate the entire liability of any Company under this bond by giving notice of such termination to that Company and by sending a copy of such notice to the Controlling
Company.

Excess Bond

Form 17-02-0698 (Rev. 5-02)

In the event of the termination of this bond as an entirety, no Company shall be liable to the ASSURED for a greater proportion of any return premium due the ASSURED than the AGGREGATE LIMIT OF
LIABILITY underwritten by that Company bears to the AGGREGATE LIMIT OF LIABILITY as stated in
ITEM 2. of the DECLARATIONS.

In the event of the termination of this bond as to any Company, such Company alone shall be liable to the ASSURED for any return premium due the ASSURED on account of such termination. The termination of the attached bond as to any Company other than the Controlling Company shall not terminate or otherwise affect the liability of the other Companies under this bond."
5	.	By adding a new Section:

Section 11. Controlling Company

"The execution by the Controlling Company of the DECLARATIONS, Endorsement I - 5, shall constitute execution by all the Companies signing this Endorsement.

In the event this bond is modified during the BOND PERIOD, the Controlling Company shall notify the
Companies or their respective representatives, in writing, of such change. Each Company shall be deemed to agree to such modification, unless such Company notifies the Controlling Company or the
Controlling Company's representative in writing, that they do not agree to such modification. If a
Company fails to object to a modification within fifteen (15) days of receipt of notice from the
Controlling Company, such Company shall be deemed to agree to such modification."

This Endorsement applies to loss discovered after 12:01 a.m. on January 31, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Underwritten for a		ENTER WRITING COMPANY
LIMIT OF LIABILITY of $15,000,000		Controlling Company
Part of $25,000,000		CHUBB & SON,
A DIVISION OF FEDERAL INSURANCE COMPANY
Manager

Underwritten for a	U.S. SPECIALTY INSURANCE COMPANY
LIMIT OF LIABILITY of $10,000,000
Part of $25,000,000

By
Attorney-in-Fact

Excess Bond

Form I 7-02-0698 (Rev. 5-02)

IMPORTANT NOTICE TO POLICYHOLDERS

     All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1 295 (ed. 6/2007)

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number: FS 263-85-83 - 09

Name and Address of Insured: The Dreyfus Fund Incorporated et al
200 Park Avenue
New York, NY 10166

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a) Would have been paid under the Underlying Coverage [01-475-79-14 (Primary Investment
Company Blanket Bond) and 82307667 (First Excess Layer) and 81458621 (Second Excess
Layer) but for the fact that such loss exceeds the limit of liability of the Underlying Carrier(s)
listed in ITEM 3, and
(b) for which the Underlying Carrier has made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier's liability.

ITEM 1. BOND PERIOD: from 12:01 a.m. on January 31,2011 to 12:01 a.m. on January 31,2012
(inception) (expiration)

ITEM 2. LIMIT OF LIABILITY AT iNCEPTION: $ 75,000,000 each and every loss limit of liability for the following Insuring Agreements: Fidelity, On Premises, In Transit, Forgery or Alteration, Securities,
Counterfeit Currency, Computer Systems, Extended Computer Systems, Automated Phone Systems,
Telefacsimile Transfer Fraud, Destruction of Data by Hacker, Destruction of Data by Virus and Voice
Initiated Transfer Fraud excess of the underlying $ 50,000,000 each and every loss limit of liability and a deductible of $50,000.

Page 1 of2

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

C)	1ST EXCESS:	Federal Insurance Company
	LIMIT:	$15,000,000 each and every loss limit of liability and excess of the underlying $25,000,000 each and every loss limit of liability and a deductible of $50,000.
	BOND NUMBER:	81458621
	BOND PERIOD:	January 31, 2011 - January 31, 2012

ITEM 4. Coverage provided by this Bond is subject to the following attached Rider(s):
No. 1 (Co- Surety)

ITEM 5. By acceptance of this Bond, you give us notice canceling prior Bond No. FS 263-85-83 - 08, the cancellation to be effective at the same time this Bond becomes effective.

Excess Follow Form Certificate
May, 2003 ed.

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

GREAT AMERICAN INSURANCE GROUP

FIDELITY & CRIME DIVISION

RIDER NO. 1

Issued by GREAT AMERICAN INSURANCE COMPANY (hereinafter called Controlling Company)

In favor of **The Dreyfus Fund Incorporated et al**

It is agreed that:

1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.
2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.
3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.
4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.
5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.
6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.
7. In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

Page 1 of 2

GREAT AMERICAN INSURANCE GROUP

FIDELITY & CRIME DIVISION

8. In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

10. This rider shall become effective as of 12:01 a.m. on **January 31, 2011** standard time.

Underwritten for the sum of $25,000,000 except as follows:

CONTROLLING COMPANY
GREAT AMERICAN INSURANCE COMPANY

By: [signature]

Attest: Christine E. Martin

Underwritten for the sum of $25,000,000 except as follows:

FIDELITY & DEPOSIT COMPANY OF MARYLAND

By: ______________________

Attest: ______________________

Underwritten for the sum of $15,000,000 except as follows:

CONTINENTAL INSURANCE COMPANY

By: ______________________

Attest: ______________________

Underwritten for the sum of $10,000,000 except as follows:

WESTCHESTER FIRE INSURANCE COMPANY

By: ______________________

Attest: ______________________

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